WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292

www.westernwindenergy.com

N E W S R E L E A S E

February 27, 2006

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 23,714,789

WESTERN WIND ENERGY COMMENCED COMMERCIAL PRODUCTION

Western Wind Energy is pleased to announce that effective 1:00 p.m. on February 17, 2006, Southern California Edison commenced making payments to Western Wind Energy for energy produced and sold by Western Wind Energy from the Windridge Generating Facility located in Tehachapi, California.

Title transfers for the property and assets were closed on that same date and Western Wind Energy is now the documented, legal owner of an additional 190 acres of fee simple land containing 43 Danish Windmatic turbines and a 30-year power purchase agreement with Southern California Edison expiring in 2014.

Western Wind Energy has supplied Southern California Edison with a request to re-power the Windridge Generating Facility by replacing and substantially increasing the production from the facility. The new re-powering program will begin immediately and Western Wind Energy hopes to have the re-powering completed by the end of 2006. Upon completion of re-powering, Western Wind Energy will increase the discretionary cash flow by at least 10 times the current monthly proceeds and will procur the new turbines using cash equity. This will allow the revenues of the Project to flow directly to Western Wind Energy and constitute a substantial revenue base.

Further to our news release dated October 31, 2003 and November 6, 2003, Western Wind

Energy is re-pricing the stock options granted to Steve Mendoza, B.Sc.,M.Sc., P.Eng. Western Wind Energy will re-price the 400,000 stock options granted and fully vested from $2.40 to $1.74. As Mr. Mendoza is an insider of Western Wind Energy, shareholder approval will be required at the annual general meeting to approve the re-pricing without the re-establishment of a new vesting period.

During the past two years, Western Wind Energy has executed over $900 million of power sales agreements totaling 159.5 megawatts from the sale of wind energy electrical generation, to three separate utilities. Western Wind Energy was the first to execute a “wind” PPA in the Province of New Brunswick, Canada, the first to execute a “wind” PPA in the State of Arizona, and in California, is expanding from management’s 24-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.